PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69631

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/21___ AND ENDING ___12/31/21___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Panmure Gordon Securities Ltd. _____

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

One New Change

(No. and Street)		
London	U.K.	EC49AF
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

J. Clarke Gray	917-238-1263	Clarke@taylorgrayllc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Raich Ende Malter & Co. LLP

(Name – if individual, state last, first, and middle name)			
1375 Broadway	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)
6/23/04		50	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
   accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
   CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, J. Clarke Gray _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Panmure Gordon Securities Ltd. _____, as of 12/31/2021 _____, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

```
Micah A. Taylor Esq
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 02TA6125117
Qualified In New York County
Commission Expires December 15, 2025
```

Signature: J. Clarke Gray

Title: CFO

Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

PANMURE GORDON SECURITIES LIMITED

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2021

PANMURE GORDON SECURITIES LIMITED
CONTENTS

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com
Offices in New York City, Long Island & New Jersey

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Panmure Gordon Securities Limited
One New Change London, U.K.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Panmure Gordon Securities Limited as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Panmure Gordon Securities Limited as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Panmure Gordon Securities Limited's management. Our responsibility is to express an opinion on Panmure Gordon Securities Limited's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Panmure Gordon Securities Limited in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP

We have served as Panmure Gordon Securities Limited's auditor since 2015.
New York, New York
March 29, 2022

PrimeGlobal | An Association of Independent Accounting Firms

1

PANMURE GORDON SECURITIES LIMITED
Statement of Financial Condition
December 31, 2021

ASSETS:

Cash	$ 615,772
Due from affiliate	1,417,334
TOTAL ASSETS	$ 2,033,106

LIABILITIES AND STOCKHOLDER'S EQUITY:

Accounts payable and accrued expenses	$ 72,204
Income taxes payable	111,670
TOTAL LIABILITIES	183,874

STOCKHOLDER'S EQUITY
Common stock, $1par value, 2 shares authorized,

1 share issued and outstanding	1
Additional paid-in capital	654,879
Accumulated earnings	1,194,352
TOTAL STOCKHOLDER'S EQUITY	1,849,232
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 2,033,106

The accompanying notes are an integral part of this financial statement.

Note 1 - <u>Nature of Business and Summary of Significant Accounting Policies</u>

Nature of Business:

Panmure Gordon Securities Limited ("the Company", "the LLC", "or "PGSL") was organized in the United Kingdom on April 30, 2015.   The Company commenced operations as a broker/dealer on July 5, 2016, the date it was approved as a registered broker/dealer with the Securities and Exchange Commission ("SEC").   The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").   It is a wholly-owned subsidiary of Panmure Gordon & Co. P.L.C.("the Parent").   PGSL provides chaperoning services to its affiliated company, Panmure Gordon (UK) Ltd., ("the Affiliate") under an exclusive 15a-6 agreement under SEC Rule 15a-6 of the Securities Exchange Act of 1934 (the "15a-6 Agreement") between the companies.

The Company operates pursuant to section (k)(2)(i) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Significant Accounting Policies:

<u>Basis of Presentation</u>

The accompanying financial statements and related notes have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

<u>Use of Estimates</u>

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Cash Equivalents</u>

The Company has defined cash equivalents as highly liquid investments with original maturities of less than 90 days at the time of purchase which are not held for sale in the ordinary course of business.   As of December 31, 2021 the Company had no cash equivalents.

PANMURE GORDON SECURITIES LIMITED
Notes to Financial Statement
DECEMBER 31, 2021

Note 1 - <u>Nature of Business and Summary of Significant Accounting Policies (continued)</u>

<u>Credit Risk</u>

The Company's cash is placed with a highly rated financial institution and the Company conducts ongoing evaluations of the credit worthiness of the financial institution with which it does business. At certain times cash balances in the bank account may exceed insured limits in the United Kingdom of approximately $115,022 (£85,000) of the Financial Services Compensation Scheme.

<u>Income Taxes</u>

The Company is a corporation incorporated under the Companies Act 2006 as a private company, is limited by shares and its registered office is in England and Wales. Pursuant to the United Kingdom/United States of America Double Taxation Convention profits are taxable on the United States as the Company maintains a permanent establishment in the United States of America, which means a fixed place of business through which the business of the enterprise is wholly or partly carried on.

ASC Topic 740 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year.

<u>Lease Accounting</u>

The Company has elected the package of practical expedients permitted in Accounting Standards Update No. 2016-02, Leases (Topic 842) ("ASC Topic 842") Accordingly, the Company accounted for its existing operating lease as an operating lease under the new guidance, without reassessing (a) whether the contract contains a lease under ASC Topic 842, (b) whether classification of the operating lease would be different in accordance with ASC Topic 842, or (c) whether the unamortized initial direct costs before transition adjustments (as of December 31, 2019) would have met the definition of initial direct costs in ASC Topic 842 at lease commencement.

The Company defines a short-term lease as a lease that, at the commencement date, has a lease term of 12 months or less and does not contain an option to purchase the underlying asset that the lease is reasonably certain to exercise. The Company elected to recognize short-term lease payments as an expense on a straight-line basis over the lease term. Related variable lease payments are recognized in the period in which the obligation is incurred.

Note 1 - <u>**Nature of Business and Summary of Significant Accounting Policies (continued)**</u>

<u>Credit Losses</u>

The Company complies with ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer).

The Company's research fees and commissions (including but not limited to, receivables related to brokerage commissions) are impacted by the new guidance. The Company did not have any accounts receivable at December 31, 2020 and 2021.

<u>Foreign Exchange</u>

Translation of foreign currency assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange.

Note 2 - <u>**Net Capital Requirements**</u>

The Company is registered with the Securities and Exchange Commission. The Company does not carry customer accounts and does not accept customer funds or securities.

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

For the year ended December 31, 2021, under an exclusive 15a-6 agreement the Company had revenues derived from commissions from its Affiliate which accounted for 100% of total revenue. As such the Company is dependent on its Parent as its sole source of capital and its Affiliate as its sole source of revenue. The Company believes that due to the nature of its business, this does not constitute a significant risk regarding its net capital requirement or otherwise.

At December 31, 2021, the Company had net capital of $403,533 which was $153,533 in excess of its net capital requirement of $250,000. At December 31, 2021 the Company's ratio of aggregate indebtedness to net capital is 0.46 to 1.

Note 3 - Related Party Transactions

The Company has entered into a short term expense sharing agreement with its affiliate whereby all expenses related to the business of the Company will be borne by the Company as follows:

All registration and filing fees incurred in connection with associated persons of the Company for registrations which may be required under (i) the Securities Exchange Act of 1934 (the "Exchange Act"); (ii) the By-Laws and Rules of Financial Industry Regulatory Authority ("FINRA"): and (iii) all applicable securities laws and regulations of those States and other jurisdictions in which such associated persons of the Company intend to conduct business.

All FINRA-related dues and assessment fees, annual independent auditor fees, fidelity bond premium fees will be borne by the Company.

All expenses related to the business of the Company and paid for by the affiliate will be reimbursed by the Company at cost including that for use of the professional staff, office space and certain other administrative services paid by the affiliate.

This expense sharing agreement shall be terminated upon the cessation of the Company's commercial operations.

The Company has a net due from affiliate at December 31, 2021 of $1,417,334.

Note 5 - Commitments and Contingencies

In the normal course of its operations, the Company enters into contracts and agreements that contain indemnifications and warranties. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

Note 6 - 401(k) Plan

The Company sponsors a 401(k) Plan which covers substantially all employees of the Company who meet the eligibility requirements as defined in the plan document. The participants may contribute a portion of their eligible compensation up to the maximum dollar amount allowed by law. The Company makes matching contributions for any plan year on behalf of each participant. The Company will determine the amount of each matching contribution to be made for any plan year. In addition, the Company may make discretionary contributions in an amount determined at its own discretion.

Note 7 - <u>**COVID-19**</u>

The World Health Organization characterized the outbreak of the novel coronavirus ("COVID-19") as a global pandemic on March 11, 2020. COVID-19 continues to adversely impact global and domestic commercial activity and has contributed to significant volatility in financial markets.

The Company's business operations and revenue sources have not been significantly impacted by COVID-19. However, if the financial markets and/or the overall economy are impacted for an extended period, the Company's future financial results may be materially adversely affected.

Note 8 - <u>**Subsequent Events**</u>

Management has evaluated the Company's events and transactions that occurred subsequent to December 31, 2021, through March 29, 2022 the date of issuance of this financial statement. There were no events or transactions that occurred during this period that materially impacted the amounts or disclosures in the Company's financial statement.